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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

March 13, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Catherine Courtney Gordon, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Ms. Gordon:

Thank you for your telephonic comments regarding the registration statements on Form N-1A for the Trust with respect to the Deutsche X-trackers Dow Jones Hedged International Real Estate ETF and Deutsche X-trackers S&P Hedged Global Infrastructure ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2014. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the respective registration statements on its behalf. Below, we describe the changes that have been made to the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

BOTH FUNDS

Comment 1.	Please clarify and complete the descriptions of the Underlying Indexes.

Response 1.	The disclosure has been revised accordingly with respect to each Fund.

Comment 2.	Please explain why each Fund’s management fee is not disclosed in the Funds’ initial registration statements, and confirm that the management fees will be disclosed in the final registration statements.

Response 2.	The Board of Trustees of DBX ETF Trust approved the management agreements subsequent to the initial filing. The registration statements have been revised to disclose the management fee for each Fund.

Comment 3.	Please disclose each Fund’s index provider and indicate whether the index provider is affiliated with the Fund.

Response 3.	Agreements with the index providers for each Fund were finalized subsequent to the initial filing. The registration statements have been revised to disclose information regarding the index providers for each Fund.

Comment 4.	We note that the premium/discount spread to net asset value and the bid/ask spread for certain series of the Trust are comparatively wider than other exchange-traded funds. Please consider whether more disclosure is necessary in the Funds’ registration statements regarding such risks.

Response 4.	The disclosure has been revised accordingly.

DEUTSCHE X-TRACKERS DOW JONES HEDGED INTERNATIONAL REAL ESTATE ETF

Comment 5.	Please consider whether the Underlying Index could contain a category of illiquid securities, and provide appropriate disclosure.

Response 5.	The Trust confirms that the Underlying Index is not expected to contain a category of illiquid securities.

Comment 6.	Please clarify the phrase “designed to” in the first sentence of the “Principal Investment Strategies” section.

Response 6.	The disclosure has been revised accordingly.

Comment 7.	Please confirm that the Fund invests primarily in securities of non-U.S. issuers.

Response 7.	The Trust confirms that the Fund invests at least 80% of its assets in securities of non-U.S. issuers.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz